Exhibit 99.1
YINGLI GREEN ENERGY REPORTS THIRD QUARTER 2007
FINANCIAL RESULTS
BAODING, China — November 8, 2007 — Yingli Green Energy Holding Company Limited (NYSE:YGE) (“Yingli Green Energy” or the “Company”), one of the leading vertically integrated photovoltaic (PV) product manufacturers in China, today announced its unaudited financial results for the quarter ended September 30, 2007.
Third Quarter 2007 Highlights

♦	Total net revenues were RMB 1,276.5 million (US$170.4 million), an increase of 41.7% from the second quarter of 2007 and an increase of 129.5% from the combined[1] third quarter of 2006.
♦	Gross profit was RMB 302.9 million (US$40.4 million), an increase of 47.9% from the second quarter of 2007 and an increase of 90.2% from the combined third quarter of 2006.
♦	Net income was RMB 179.0 million (US$23.9 million), a significant increase of 183.1% from the second quarter of 2007, as restated[2].
♦	Fully diluted earnings per ordinary share and per ADS were RMB 1.38 (US$0.18), an increase of 263.2% from the second quarter of 2007, as restated[2].
♦	PV module shipments were 45.9 MW, an increase from 31.1 MW in the second quarter of 2007 and 16.7 MW in the combined third quarter of 2006.
Mr. Liansheng Miao, Yingli Green Energy’s Chairman and Chief Executive Officer, said, “I am very pleased that we achieved another solid quarter of continued growth. Overall, the PV industry has maintained its momentum of rapid development and we have continued to experience robust demand from top tier customers for our high quality solar products. During the quarter, we successfully enhanced our market presence in Europe, which we believe will continue to be one of our most important markets. Our recent hiring of Mr. Stuart Brannigan as Managing Director for our European business will help us further solidify our market position in the European market. Mr. Brannigan has over 17 years of experience in the solar industry and has specific expertise in sales, marketing and procurement. We believe he will be a great asset for our continued success in the European market.”
“As one of our key strategic focuses, we continue to improve our quality control standards by utilizing cutting-edge testing equipment at each stage along our vertically integrated value chain, including ingots, wafers, PV cells and PV modules. We believe this will help assure that our high quality products satisfy the rising quality standards of our customers while also further enhancing our brand recognition,” continued Mr. Miao. “Additionally, although polysilicon supply remains tight in

[1]	See “Note 2” to the unaudited interim financial information below for an explanation of year-over-year financial comparisons.

[2]	See “Restatement of Second Quarter 2007 Financial Information” for an explanation of certain restatements to our previously reported second quarter 2007 financial information.

the market, we have already secured 100% of the polysilicon that we need for our expected output in 2007, and over half of our expected requirements in 2008.”
Third Quarter 2007 Financial Results
Net Revenues
Net revenues in the third quarter of 2007 were RMB 1,276.5 million (US$170.4 million), which increased by 41.7% from RMB 901.1 million in the second quarter of 2007 and by 129.5% from RMB 556.3 million in the combined third quarter of 2006. The increase was largely due to a rise in total shipments of PV modules, which increased to 45.9 MW in the third quarter, compared to 31.1 MW in the second quarter of 2007 and 16.7 MW in the combined third quarter of 2006. The rise in total shipments was primarily due to strong market demand and expanded sales and marketing efforts in Europe, which was supported by the launch of an additional 100 MW of total production capacity of polysilicon wafers, PV cells and PV modules in July 2007. The significant increase in shipments helped to offset a slight drop in the average selling price, which decreased from $3.76 per watt in the second quarter of 2007 to $3.70 per watt in the third quarter of 2007. Spain, Germany and Italy continued to be the Company’s largest markets, contributing significantly to total net revenues in the third quarter of 2007.
Gross Profit and Margin
Gross profit in the third quarter of 2007 was RMB 302.9 million (US$40.4 million), which increased by 47.9% from RMB 204.8 million in the second quarter of 2007 and by 90.2% from RMB 159.3 million in the combined third quarter of 2006. Gross margin was 23.7% in the third quarter of 2007, which rose from 22.7% in the second quarter of 2007, but decreased from 28.6% in the combined third quarter of 2006. The Company was able to increase its gross margin sequentially because of continued improvements in manufacturing processes as a result of successful R&D initiatives, which helped offset the increase in the average cost of polysilicon and a slight drop in the average selling price in the third quarter of 2007. The year-over-year decrease in gross margin was mainly due to the higher cost of polysilicon compared to the combined third quarter of 2006.
Operating Expenses
Operating expenses in the third quarter of 2007 were RMB 78.8 million (US$10.5 million) compared to RMB 57.2 million in the second quarter of 2007 and RMB 21.2 million in the combined third quarter of 2006. The increase in operating expenses was primarily attributable to the increased scale of business in the third quarter of 2007. While operating expenses as a percentage of revenue remained relatively consistent, declining from 6.3% in the second quarter of 2007 to 6.2% in the third quarter of 2007 as sales growth slightly outpaced increased operating expenses.
Operating expenses in the third quarter of 2007 also includes amortization of intangible assets of RMB 12.5 million (US$1.7 million) related to the acquisition of an additional 7.98% in the equity interest in the Company’s principal operating subsidiary, Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”) on June 25, 2007 and RMB 6.8 million (US$0.9 million) related to share-based compensation expenses.

Operating Income and Margins
Operating income in the third quarter of 2007 was RMB 224.0 million (US$29.9 million), which increased by 51.8% from RMB 147.6 million in the second quarter of 2007 and by 62.2% from RMB 138.1 million in the combined third quarter of 2006. The operating margin increased to 17.6% in the third quarter of 2007 from 16.4% in the second quarter of 2007, but decreased from 24.8% in the combined third quarter of 2006. The increase from the second quarter of 2007 was primarily due to gross margin improvement and increased economies of scale. The decrease from the combined third quarter of 2006 was primarily due to a decrease in gross margin resulting from an increase in cost of polysilicon and operating expenses.
Interest Expense
Interest expense was RMB 5.8 million (US$0.8 million) in the third quarter of 2007, which decreased from RMB 20.2 million in the second quarter of 2007 and RMB 13.0 million in the combined third quarter of 2006. The decrease from the second quarter of 2007 was due to the redemption and conversion of the interest-bearing mandatory redeemable bonds and mandatory convertible bonds shortly after the completion of the Company’s IPO in June 2007. The Company also repaid a portion of its RMB loans and obtained U.S. dollar-denominated loans that carry a relatively lower interest rate. The average borrowing rate in the third quarter of 2007 was 6.18%, which decreased from 6.32% in the second quarter of 2007. Short term borrowings were RMB 1,152.0 million (US$153.7 million) at the end of the third quarter of 2007, which increased from RMB 988.4 million at the end of the second quarter of 2007.
Foreign Currency Exchange Gain/(Loss)
Foreign currency exchange gain was RMB 14.0 million (US$1.9 million) in the third quarter of 2007, compared to a foreign currency exchange loss of RMB 17.5 million as restated in the second quarter of 2007 and a foreign currency exchange loss of RMB 3.8 million in the combined third quarter of 2006. The foreign currency exchange gain in the third quarter of 2007 was primarily derived from an appreciation of the Euro on accounts receivables denominated in Euro and a depreciation of the U.S. dollar on the short-term loans denominated in U.S. dollars. The foreign currency exchange loss as restated in the second quarter of 2007 was primarily derived from the depreciation of the U.S. dollar and Euro on the accounts receivables denominated in U.S. dollars and Euro, respectively. See below “Restatement of Second Quarter 2007 Financial Information” for further explanation of a non-cash adjustment to the foreign currency exchange gain previously recognized in the second quarter of 2007.
Net Income before Minority Interest
Net income before minority interest was RMB 243.8 million (US$32.5 million) in the third quarter of 2007, which increased by 121.3% from RMB 110.2 million in the second quarter of 2007 as restated and by 115.4% from RMB 113.2 million in the combined third quarter of 2006. The minority interest in Tianwei Yingli held by Baoding Tianwei Baobian Electric Co., Ltd (“Tianwei Baobian”) decreased from 37.87% to 29.89% on June 25, 2007.
Net Income
Net income was RMB 179.0 million (US$23.9 million) in the third quarter of 2007, which increased by 183.1% from RMB 63.2 million in the second quarter of 2007 as restated. Fully diluted earnings per ordinary share and per ADS were RMB 1.38 (US$0.18) in the third quarter of 2007, compared to RMB 0.38 in the second quarter of 2007 as restated.
Balance Sheet Analysis
As of September 30, 2007, Yingli Green Energy had RMB 263.0 million (US$35.1 million) in cash and RMB 2,379.0 million (US$317.5 million) in working capital. This compares to RMB 1,638.2 million in cash and RMB 2,415.4 million in working capital as of June 30, 2007. The decrease of cash from the second quarter of 2007 was primarily due to prepayments of RMB 1,072.2 million on raw material contracts. Accounts receivable were RMB 1,307.9 million (US$174.6 million), up from RMB 584.8 million at the end of the second quarter of 2007, which was primarily due to the increase in total shipments in the third quarter of 2007, supported by the launch of an additional 100 MW production capacity in July 2007, and the extension of letters of credits and credit sales to our customers.
Recent Business Highlight
•	Entered into a 1,232 ton polysilicon supply contract and an associated supplementary contract with Sichuan Xinguang Silicon Science and Technology Co., Ltd (“Xinguang”) in October 2007 to provide a fixed unit price on the total committed volume of 2008 polysilicon deliveries as well as a unit price adjustment mechanism which had not been specified in prior supply arrangements with Xinguang.

•	Signed supply agreement with Wacker Chemie AG of Germany to provide enough polysilicon to allow Yingli Green Energy to produce over 80 MW of PV modules over the three-year life of the agreement from 2009 to 2011.

•	Signed a 16.5 MW PV module sales contract with ATERSA for delivery from October 2007 to January 2008.

•	Signed a 4 MW PV module sales contract with Mitsui Comtek Corp for delivery from January to March 2008.

•	Appointed Mr. Stuart Brannigan, Managing Director, in charge of European sales.

•	Added to NASDAQ Clean Edge U.S Index on September 24, 2007.

•	Entered into an agreement to increase the equity interest in the Company’s primary operating subsidiary, Tianwei Yingli, from 70.11% to 74.01% on September 28, 2007. The amendment is subject to relevant PRC government approvals, which are expected to be obtained by the end of 2007.
Business Outlook
Based on the current operating conditions and its current customer forecast, the Company is raising its guidance for the full 2007 fiscal year as follows:
•	PV module shipments are expected to be in the estimated range of approximately 135MW and 140 MW, which represents a 163.2% to 172.9% increase compared to 2006. The original guidance called for shipments of 130 MW to 135 MW.

•	Net revenues are expected to be in the estimated range of approximately US$500 million — US$510 million, which represents a 135.8% to 140.6% increase compared to 2006. The original guidance called for net revenues of US$460 million to US$480 million.
Restatement of Second Quarter 2007 Financial Information
In connection with the preparation of our unaudited third quarter 2007 financial results, we identified that, due to an inadvertent error, we had improperly recognized a non-cash foreign currency exchange gain of RMB 13.5 million in the second quarter of 2007 relating to an intercompany foreign currency transaction. Specifically, since the intercompany foreign currency transaction, which involved certain shareholder loans extended from Yingli Green Energy to Tianwei Yingli in contemplating a capital injection subject to government approval, was of a long-term investment nature, the related foreign currency gains should not have been recognized in the statement of income. As a result, our previously reported foreign exchange loss of RMB 4.0 million for the second quarter 2007 was restated to RMB 17.5 million, with a corresponding restatement to increase the balance of accumulated other comprehensive income from RMB 8.3 million (as previously reported) to RMB 21.8 million (as restated) as of June 30, 2007. In addition, as a result of this correction, our minority interest in the second quarter of 2007 was restated from RMB 52.0 million to RMB 46.9 million, reflecting its proportional share of the adjustment, and our net income for the second quarter of 2007 was restated from RMB 71.6 million to RMB 63.2 million. For a summary of adjustments to our previously reported financial information for the second quarter of 2007, see Note 3 to the unaudited interim financial information below.
Currency Convenience Translation
The conversion of Renminbi into U.S. dollars for the third quarter of 2007 in this earning release, made solely for the purpose of reader’s convenience, is based on noon buying rate in the New York City for cable transfers of Renminbi as certified for customs purpose by the Federal Reserve Bank of New York as of September 28, 2007, which was RMB 7.4928 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earning release are calculated based on Renminbi.
Conference Call
Yingli Green Energy will host a corresponding conference call and live webcast to discuss the result on November 8, 2007 at 8:00 AM Eastern Standard Time (EST), which corresponds to the same day at 9:00 PM Beijing/Hong Kong time.
The dial-in details for the live conference call are as follows:
– U.S. Toll Free Number +1-866-362-4832
– International dial-in number +1-617-597-5364
– Passcode: 56753765
A live and archived webcast of the conference call will be available on the Investors section of Yingli

Green Energy’s website at http://www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.
A replay of the conference call will be available until November 22, 2007 by dialing:
– U.S. Toll Free Number +1-888-286-8010
– International dial-in number +1-617-801-6888
– Passcode: 24791508
About Yingli Green Energy
Yingli Green Energy Holding Company Limited (“Yingli Green Energy”) is one of the leading vertically integrated photovoltaic (PV) product manufacturers in China. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or those that operate on a stand-alone basis. With 200 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in China. Additionally, Yingli Green Energy is one of the limited number of large-scale PV companies in China to have adopted vertical integration as its business model. Yingli Green Energy currently plans to gradually expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 MW by the end of 2008 and to 600 MW by the end of 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, China and the United States.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Yingli Green Energy’s business outlook for the year ending December 31, 2007, including its targets for its net revenue, gross margins, and PV module shipments, and Yingli Green Energy’s expectations with respect to its expansion plans and its business development in the PV markets mentioned above contain forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, contact
Yingli Green Energy Holding Company Limited
Director, Investor Relations
Qing Miao, + 86 312 3100502
ir@yinglisolar.com
or
Christensen
Christopher Gustafson, + 1 480 614 3021
cgus@ChristensenIR.com
Christensen
Jung Chang, +852 2232 3973
jchang@ChristensenIR.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of	As of
	December 31, 2006	September 30, 2007
	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	400,235	270,641	36,120
Accounts receivable, net	281,921	1,307,919	174,557
Accounts receivable from related party	—	4,013	535
Inventories	811,746	1,059,143	141,355
Prepayments to suppliers	134,823	798,442	106,561
Prepaid expenses and other current assets	80,412	51,549	6,880
Deferred income taxes	3,590	8,172	1,091
Due from related parties	13,158	311,159	41,528

Total current assets	1,725,885	3,811,038	508,627

Amount due from a related party	—	21,600	2,883
Prepayments to supplier	226,274	430,372	57,438
Property, plant and equipment, net	583,498	1,294,424	172,756
Land use rights	53,862	55,257	7,375
Goodwill and Intangible assets, net	210,923	371,654	49,601
Investment in and advances to an affiliate	13,019	26,454	3,530

Total assets	2,813,461	6,010,799	802,210

LIABILITIES, MINORITY INTEREST, REDEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	267,286	1,151,978	153,745
Borrowings from related parties	31,849	3,622	483
Accounts payable	123,225	197,192	26,318
Other current liabilities and accrued expenses	85,777	42,796	5,711
Advances from customers	113,638	20,520	2,739
Dividend payable	10,956	10,956	1,462
Income taxes payable	33,518	—	—
Other amounts due to related parties	1,992	4,962	662

Total current liabilities	668,241	1,432,026	191,120

Deferred income taxes	15,997	34,321	4,581
Mandatory convertible and redeemable bonds payable to Yingli Power	655,640	—	—

Total liabilities	1,339,878	1,466,347	195,701

Minority interest	387,716	687,939	91,813
Series A and B redeemable convertible preferred shares	1,017,337	—	—

Shareholders’ Equity:
Ordinary shares	4,745	9,884	1,319
Additional paid-in capital	35,342	3,611,655	482,017
Accumulated other comprehensive income	5,395	14,445	1,928
Retained earnings	23,048	220,529	29,432

Total shareholders’ equity	68,530	3,856,513	514,696

Total liabilities, minority interest, redeemable convertible preferred shares and shareholders’ equity	2,813,461	6,010,799	802,210

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY (“Predecessor”)
Unaudited Condensed Consolidated Income Statements
(In thousands, except for share, ADS, per share and per ADS data)

	Predecessor		Combined
	For the	For the	For the	For the
	period from July 1,	period from	three-month period	three-month
	2006 to September 4,	August 7, 2006	ended September 30,	period ended	For the
	2006	to September 30,	2006	June 30, 2007	three-month period ended
	(Note 1)	2006	(Note 2)	(Note 3)	September 30, 2007
	RMB	RMB	RMB	RMB	RMB	US$
				(Restated)
Net revenues:
Sales of PV modules	322,947	196,425	519,372	891,200	1,270,851	169,610
Sales of PV systems	5	323	328	199	228	30
Other revenues	21,158	15,419	36,577	9,711	5,425	724

Total net revenues	344,110	212,167	556,277	901,110	1,276,504	170,364
Cost of revenues:
Cost of PV modules sales	(220,056)	(147,491)	(367,547)	(687,859)	(968,271)	(129,227)
Cost of PV systems sales	(147)	(103)	(250)	(192)	(194)	(26)
Cost of other revenues	(19,700)	(9,529)	(29,229)	(8,295)	(5,160)	(688)

Total cost of revenues	(239,903)	(157,123)	(397,026)	(696,346)	(973,625)	(129,941)

Gross profit	104,207	55,044	159,251	204,764	302,879	40,423
Selling expenses	(3,731)	(195)	(3,926)	(24,749)	(33,098)	(4,417)
General and administrative expenses	(10,710)	(3,028)	(13,738)	(29,263)	(40,411)	(5,393)
Research and development expenses	(2,980)	(511)	(3,491)	(3,176)	(5,322)	(710)

Total operating expenses	(17,421)	(3,734)	(21,155)	(57,188)	(78,831)	(10,520)

Income from operations	86,786	51,310	138,096	147,576	224,048	29,903
Other income (expense):
Equity in loss of an affiliate	(298)	(2)	(300)	(350)	(304)	(41)
Interest expense	(8,015)	(5,007)	(13,022)	(20,239)	(5,769)	(770)
Interest income	7	64	71	210	10,283	1,372
Foreign currency exchange gain (loss)	(2,665)	(1,172)	(3,837)	(17,454)	14,014	1,871

Income before income taxes and minority interest	75,815	45,193	121,008	109,743	242,272	32,335
Income tax benefit (expenses)	(808)	(7,001)	(7,809)	417	1,566	209

Income before minority interest	75,007	38,192	113,199	110,160	243,838	32,544
Minority interest	37	(19,100)	(19,063)	(46,914)	(64,791)	(8,647)

Net income	75,044	19,092	94,136	63,246	179,047	23,897

Accretion of Series A and
Series B redeemable and convertible preferred shares to redemption value	—	—	—	(22,655)	—	—
Earnings allocated to participating preferred shareholders	—	—	—	(10,527)	—	—

Net income applicable to ordinary shareholders	75,044	19,092	94,136	30,064	179,047	23,897

Weighted average Shares and ADSs outstanding
Basic	—	52,450,000	—	74,423,535	126,923,609	126,923,609
Diluted	—	52,497,259	—	78,875,403	129,317,713	129,317,713

Earnings per share and per ADS
Basic	—	0.36	—	0.40	1.41	0.19
Diluted	—	0.36	—	0.38	1.38	0.18

Note 1
For financial reporting purposes, Tianwei Yingli is considered to be the predecessor (the “Predecessor”) of Yingli Green Energy, prior to September 4, 2006, which is the date immediately proceeding the transfer of the controlling equity interest in Tianwei Yingli from Yingli Group to Yingli Green Energy.
Note 2
Represents the addition of the amounts for the specified financial statement line items of Tianwei Yingli, our predecessor, for the period from July 1, 2006 through September 4, 2006 and the amounts for the corresponding line items of Yingli Green Energy, for the period from August 7, 2006 (date of inception) through September 30, 2006. The presentation of such combined financial data for the three months ended September 30, 2006 is not in accordance with U.S. GAAP. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations.
Note 3
As a result of the aforementioned restatements, our previously reported unaudited financial information in the second quarter of 2007 has been restated as follows:

	Previously
	reported	Restated
	RMB	RMB
	(In thousands, except for per share data)
Unaudited condensed consolidated balance sheet information as of June 30, 2006

Minority interest	629,180	624,072
Other comprehensive income	8,303	21,793
Retained earnings	49,864	41,482
Total shareholders’ equity	3,676,937	3,682,045

Unaudited condensed consolidated income statement information for the three-month period ended June 30, 2006

Foreign exchange loss	3,963	17,454
Income before income taxes and minority interest	123,234	109,743
Income before minority interest	123,651	110,160
Minority interest	52,023	46,914
Net income	71,628	63,246

Earnings per share and per ADS:
Basic	0.49	0.40
Diluted	0.46	0.38